March 5, 2010

Nudrat Salik
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Dear Ms. Salik:

Below, please find our responses to the comments outlined in the Mr. Decker’s letter to the Company dated February 12, 2010. The responses follow the numbering system as shown in the above noted letter and include the original comment. The proposed revisions are underlined to assist in your review.

In addition to the responses below, Management also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Company Response:

Noted.  Please refer to responses below.

Item 1. Description of Business, page 2

2.
We note from your Liquidity and Capital Resources discussion on page 15 that you have increased inventory as a result of the production of products in conjunction with your U.S. Government contract.  Please amend your Form 10-K for the fiscal year ended June 30, 2009 to discuss your sources and availability of raw materials and the names of your principal suppliers.  See Item 101(h)(4)(v) of Regulation S-K.

Company Response:

Below, please find the proposed addition to the disclosure in Item 1. Description of Business concerning the Company’s principal suppliers.  We request that the change be reflected prospectively in the Company’s next annual filing (June 30, 2010 Form 10-K).

SUPPLIERS
The Company maintains relationships with multiple raw materials suppliers and vendors in order to meet customer demands and assure availability of our products and solutions. With respect to the Sharps Disposal By Mail System® solutions, the Company owns all proprietary molds and dies and utilizes three contract manufacturers for the production of the primary raw materials. The Company believes that alternative suitable contract manufacturers are readily available to meet the production specifications of the Company’s products and solutions.  With respect to the Company’s Pitch-It™ IV Poles, the Company maintains an exclusive manufacturing relationship with Drive Medical Design & Manufacturing. The Company utilizes national suppliers such as Southern Container, Uline and W. W. Grainger, Inc. for the majority of the raw materials used in the Company’s other products and solutions.

3.
We note that in February 2009 you announced a $40 million contract award with an agency of the United States Government.  It appears that you generated approximately one-third of your revenues in fiscal 2009 from this contract.  Please amend your Form 10-K for the fiscal year ended June 30, 2009 to disclose the material terms of this contract, file it as an exhibit to the Form 10-K, and disclose the information required by Item 101(h)(4)(vi) of Regulation S-K.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:

The contract awarded to the Company by an agency of the United States Government encompasses product and service offerings that ordinarily accompany its business. Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, if a contract is such as ordinarily accompanies the kind of business conducted by the registrant, it is not required to be filed unless the registrant’s business is substantially dependent on such contract.  The Company believes that it is not substantially dependent on the U.S. Government contract. The Company was a viable business prior to the award by the U.S. Government agency and believes it will remain a viable business after the U.S. Government contract is completed.  The government market has historically represented only a very small portion of the Company’s revenues.  For the fiscal years ended June 30, 2006, 2007 and 2008, the government market represented 0.78%, 1.5% and 1.6% of our revenues, respectively.  Additionally, the healthcare-related market has been the primary revenue source for the Company and the Company believes that this will continue to be the case in the future.  For the fiscal years ended June 30, 2006, 2007 and 2008, the healthcare-related market represented 66%, 61% and 57% of our revenues, respectively.

The material terms of the U.S. Government contract have been described in the June 30, 2009 Form 10-K. See page 15 of the Form 10-K.

4.
We note the disclosure in a number of risk factors regarding government regulation of your business.  Please amend your Form 10-K for the fiscal year ended June 30, 2009 to provide the information required by Item 101(h)(4)(ix) and Item 101(h)(4)(xi) of Regulation S-K.

Company Response:

Below, please find the proposed addition to the disclosure in Item 1. Description of Business regarding government regulation and costs and effects of compliance with environmental laws (federal, state and local) of the Company’s business.  We request that the change be reflected prospectively in the Company’s next annual filing (June 30, 2010 10-K).

Sharps is subject to extensive federal, state, and/or local laws, rules and regulations. The Company is required to obtain permits, authorizations, approvals, certificates and other types of governmental permission from the EPA, the State of Texas and the local governments in Carthage, Texas with respect to our treatment facility. Such laws, rules and regulations have been established to promote occupational safety and health standards and certain standards have been established in connection with the handling, transportation and disposal of certain types of medical and solid wastes, including mailed sharps. Our estimated annual costs of complying with these laws, regulations and guidelines is currently less than $100,000 per year. In the event additional laws, rules or regulations are adopted which affect our business, additional expenditures may be required in order for Sharps to be in compliance with such changing laws, rules and regulations.

In November 2005 and September 2009, the EPA and the Texas Commission on Environmental Quality promulgated new regulations under the Clean Air Act and associated state statutes which will affect the operations of the incineration facility located in Carthage, Texas.  These regulations modify the emission limits and monitoring procedures required to operate an incineration facility.  The new rules will necessitate changes to the Company’s owned incinerator and pollution control equipment at the facility or require installation of an alternative treatment method to ensure compliance.  These regulations will also require the Company to obtain a Title V permit and conduct additional monitoring.  Such changes will require the Company to incur significant capital expenditures in order to meet the requirements of the regulations.  The Company has studied these amended regulations and their options, and decided in the interim to move forward with the process of adding alternative technology, autoclaving, which meets the EPA Clean Air Act requirements, for medical waste disposal which became fully operational in February 2009 at its current facility in Carthage, Texas.  Autoclaving is a process that treats regulated waste with steam at high temperature and pressure to kill pathogens.  Combining the autoclaving with a shredding or grinder process allows the waste to be disposed in a landfill operation.  The Company believes autoclaving is environmentally cleaner and a less costly method of treating medical waste than incineration. Due to its continued growth, the Company anticipates that it will incur additional capital expenditures needed in order to meet the new air emission regulations. The additional capital expenditures are estimated to range from approximately $1.0 million to $2.5 million. These expenditures may allow the Company to increase the facility’s permitted incineration capacity from eleven tons per day to forty tons per day.  The amount of medical waste which can be treated through the incinerator is capped at 10% of the permitted capacity.  As a result, the amount of medical waste we treat could potentially increase from 1.1 tons per day to 4 tons per day.

Research and Development, page 5

5.
Please amend your Form 10-K for the fiscal year ended June 30, 2009 to disclose the amount spent during each of the last two fiscal years on research and development activities.  Refer to Item 101(h)(4)(x) of Regulation S-K.

Company Response:

The Company’s research and development expense for fiscal years 2008 and 2009 were approximately $9 thousand and $13 thousand, respectively.  Management considers this amount to be immaterial to an understanding of the Company and requests that such requested disclosure be made prospectively, when, and if, it is deemed to be material.

Intellectual Property, page 6

6.	Please amend your Form 10-K for the fiscal year ended June 30, 2009 to discuss the importance and duration of your intellectual property rights. See Item 101(h)(4)(vii) of Regulation S-K.

Company Response:

Below, please find the proposed revision to the Intellectual Property section.  We request the change be reflected prospectively in the Company’s next annual filing (June 30, 2010 Form 10-K).

The Company has a portfolio of trademarks and patents, both granted and pending. The Company considers its trademarks important in the marketing of its products and services, including Sharps Disposal by Mail System®, RxTakeAway™, Sharps®MWMS™, Pitch-It™ IV Poles and Trip LesSystem®, among others.  With respect to their registered marks, the Company will continue using such marks and will file all necessary documentation to maintain their registrations for the foreseeable future. The Company maintains patents on its Pitch-It™ IV Poles which are scheduled to expire in 2012. The Company has a number of patents pending, including those applicable to the Company’s Sharps Secure® Needle Disposal System and the Sharps® Medical Waste Management System™, and is in the process of applying for other trademarks and patents.

Competition, page 6

7.	Please amend your Form 10-K for the fiscal year ended June 30, 2009 to discuss the methods of competition in your industry. See Item 101(h)(4)(iv) of Regulation S-K.

Company Response:

Below, please find the proposed revision to the Competition section.  We request the change be reflected prospectively in the Company’s next annual filing (June 30, 2010 Form 10-K).

COMPETITION

There are several competitors who offer similar or identical products and services that facilitate the disposal of medical waste outside the hospital and large healthcare setting. There are also a number of companies that focus specifically on the marketing of products and services which facilitate disposal through transport by the USPS (similar to the Company’s products). These companies are typically smaller organizations or divisions of larger medical or solid waste companies. While Sharps does not believe it currently faces significant competition in the sharps disposal by mail business, it is likely that this could change as the Company continues its success and the awareness of the need for the proper disposal of medical waste and unused pharmaceuticals increases. The price of our products and services is a key competitive factor in our markets.  Potential competitors could include large medical waste organizations, solid waste companies or reverse distributors. Many of these potential competitors may have greater financial and operational resources and flexibility to reduce prices that could reduce our current competitive advantages and market leadership position. In addition to price, we believe that service offerings and service quality are key competitive factors in our markets.

MD&A

Results of Operations, page 11

8.	Please consider expanding your revenue discussion to address the following:
•
Your products consist of up to three separate elements as follows: (1) the sale of the container system, (2) the transportation of the container system, and (3) the treatment and disposal (incineration) of the container system.  Revenue is recorded at different times for each of these elements.  Please consider discussing each of these elements separately, including the factors causing significant fluctuations in the revenue amounts associated with each element from period to period; and

•
Your revenues increased by 58% from the year ended June 30, 2008 to the year ended June 30, 2009.  It appears that the majority of the increase in revenues is related to a contract with an agency of the United States Government which was announced in February 2009.  We remind you that Instruction 3 to Item 303(a) of Regulation S-K states that the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results.  This would include descriptions and amounts of matters that would have an impact on future operations and have not had an impact in the past, and matters that have had an impact on reported operations and are not expected to have an impact upon future operations.  In addition to discussing the current impact of any significant contracts on reported revenues and income, please also discuss the expected impact on future revenues and income.

Please show us in your supplemental response what the revisions will look like.

Company Response:

There is not a material difference (less than 3%) in the reported revenue (reflecting the impact of the three separate elements of revenue) and the customer Billings by Market shown in the MD&A (which we believe to be a very informative disclosure of the performance of the Company). Therefore, since the impact of the three separate elements of revenue does not materially affect the reported results of the Company, management believes the current disclosures are adequate and proposes no changes.

In response to the second bullet point above, the Company advises that the PROSPECTS FOR THE FUTURE section of the MD&A on pages 14 and 15 provides a description of the impact of the United States Government contract on the Company’s past and future revenue. Management believes the disclosures are adequate to address Instruction 3 to Item 303(a) of Regulation S-K. No further disclosures are proposed to be made.

Item 9A. Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures.

9.
We note your qualification on page 20 that “[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance…”  As such, please amend your Form10-K for the fiscal year ended June 30, 2009 to indicate whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  Alternatively, please remove the language from your filing that qualifies the design, operation, and effectiveness of your disclosure controls and procedures.

Company Response:

The Company proposes to remove the section entitled “Limitations on the Effectiveness of Controls” from the Company’s annual report on Form 10-K. We request the change be reflected prospectively in the Company’s next annual filing (June 30, 2010 Form 10-K).

Item 10. Directors, Executive Officers, and Corporate Governance, page 21

The Board of Directors, page 21

10.	Please amend your Form 10-K for the fiscal year ended June 30, 2009 to cite to Instruction to Item 407(d)(5) when referring to the definition of “audit committee financial expert.”

      Company Response:

Below, please find the revision of the section entitled “The Board of Directors” under Item 10. Directors, Executive Officers, and Corporate Governance.  We request the change be reflected prospectively in the Company’s next annual filing (June 30, 2010 Form 10-K).

The Board of Directors

The Company’s Board of Directors has determined that Mr. Parker is an independent director who qualifies as an “audit committee financial expert”, as that term is defined in Item 407(d)(5)(ii) of Regulation S-K.

The Company’s Board of Directors adopted a Code of Ethics for all of our directors, officers and employees, as defined in Item 406 under the Securities Act of 1933, as amended.  The Company’s Code of Ethics was previously an exhibit to the Annual Report on Form 10-K.  Individuals may also request a free copy of the Company’s Code of Ethics from the Company’s investor relations department. Additionally, the Company posted its Code of Ethics on its website (www.sharpsinc.com). The Company intends to disclose any amendments to, or waivers from, the provisions of its Code of Ethics within four business days of the amendment or waiver within Form 8-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 22

11.
It appears that you have omitted the information required by Item 13 of Form 10-K from both your Form 10-K and your annual definitive proxy statement.  Please amend your Form 10-K for the fiscal year ended June 30, 2009 to provide the information required by Item 13 of Form 10-K.

Company Response:

The Company did not have any transactions, and does not have any currently proposed transactions, with related persons which would require disclosure under Item 404(d) of Regulation S-K.  In the event that the Company enters into any such transaction in the future, it will provide the disclosure required by Item 404 of Regulation S-K.  The Company’s annual definitive proxy statement identifies each director that is independent under the section entitled “Corporate Governance – Director Independence” on page 13 as required by Item 407(a) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 22

12.
Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions.  See Item 10(d) of Regulation S-K.  We note that your bylaws incorporated by reference in Exhibit 3.1 have been on file with the Commission for more than five years and do not appear to satisfy either of the exceptions listed in Item 10(d).  Please advise or revise accordingly in an amendment to your Form 10-K for the fiscal year ended June 30, 2009.

Company Response:

The Company proposes to re-file the bylaws incorporated by reference in Exhibit 3.1 with the Company’s quarterly report on Form 10-Q for the quarter ending March 31, 2010.

Signatures, page 25

13.
Please amend your Form 10-K for the fiscal year ended June 30, 2009 to provide the signatures in the format required by Form 10-K.  In this regard, revise to provide a signature on behalf of the registrant and to indicate who signed in the capacity of controller or principal accounting officer.  Refer to General Instruction D on Form 10-K as well as the “Signatures” section of Form 10-K.

Company Response:

Below, please find the proposed revision for the signatures.  The Company proposes to incorporate this signature page beginning with the June 30, 2010 Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARPS COMPLIANCE CORP.

Date: ______, 2010                                                                By: /s/ BURTON J. KUNIK
Dr. Burton J. Kunik
Chairman of the Board, Chief Executive Officer
and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: ______, 2010                                                                By: /s/ BURTON J. KUNIK
Dr. Burton J. Kunik
Chairman of the Board, Chief Executive Officer
and President
(Principal Executive Officer)

Date: ______, 2010                                                                By: /s/DAVID P. TUSA
David P. Tusa
Executive Vice President, Chief Financial
Officer, Business Development and Corporate
Secretary
(Principal Financial and Accounting Officer)

Date: ______, 2010                                                                By: /s/ JOHN W. DALTON
John W. Dalton
Director

Date: ______, 2010                                                                By: /s/ RAMSAY GILLMAN
Ramsay Gillman
Director

Date: ______, 2010                                                                By: /s/ JOHN R. GROW
John R. Grow
Director

Date: ______, 2010                                                                By: /s/ PARRIS H. HOLMES, JR.
Parris H. Holmes, Jr.
Director

Date: ______, 2010                                                                By: /s/ GARDNER PARKER
Gardner Parker
Director

Date: ______, 2010                                                                By: /s/ PHILIP C. ZERRILLO
Philip C. Zerrillo
Director

Financial Statements

Consolidated Statements of Income, page F-4

14.
Your Form 10-K for the year ended June 30, 2008 separately presented product and service revenue amounts on the face of your statement of income.  Please continue to separately present these amounts on the face of your statement of income or help us understand why you determined that it should no longer be presented.  Refer to Rule 5-03.1 of Regulation S-X.  In a similar manner, you should consider presenting cost of revenues separately for product and service revenues.  Please show us in your supplemental response what the revisions will look like.

Company Response:

Rule 5-03.1 of Regulation S-X indicates that each class of income which is not more than 10 percent of the sum of the income items may be combined with another class, as long as the related costs and expenses described under Rule 5-03.2 are combined in a similar manner.  As such, the Company determined that separate presentation was not necessary due to the immaterial nature of Environmental and other services revenue as compared to total Revenues (<2% in fiscal year 2009 and 3% in fiscal year 2008).  This determination was made in conjunction with the SEC’s most recent review of the fiscal year 2008 Form 10-K, by letter dated June 3, 2009 (Comment 8), included below for your reference.

Consolidated Statements of Income, page F-4
8. Please revise your revenue recognition accounting policy disclosures on page F-9 to differentiate between the activities that give rise to your product revenues separate from the activities that give rise to environmental and other service revenue. Please also consider presenting cost of products sold separately from cost of environmental and other services provided, rather than combining them into a single line item as you do in your current presentation.

Company Response:
Due to the immaterial nature of Environmental and other services revenue as compared to total Revenues (3% in both fiscal years 2008 and 2007), the Company proposes to combine both revenue line items into one (i.e., Revenues).  Additionally, the percentage of service revenue to total revenues is expected to be 3% or lower in future periods. We request that the change be reflected prospectively in the Company’s next annual filing (June 30, 2009 Form 10-K).

Note 5.  Income Taxes, page F-12

15.
Your statement of stockholders’ equity includes a line item for the year ended June 30, 2009 which is described as change in valuation allowance related to tax benefits of stock compensation.  Please help us understand the nature of this amount, including when the original deferred tax assets were recorded related to this amount and how you determined the recording of these assets was appropriate.  It appears that the excess tax benefits related to stock compensation may have been credited to equity prior to the associated tax deduction resulting in a reduction in taxes payable.  If so, please advise how you determined this was appropriate.  Refer to footnote 82 of paragraph A94 of SFAS 123(R).

Company Response:

The $1.3 million shown as an increase to Additional Paid in Capital represents the release of the valuation allowance previously recorded against deferred tax assets related to excess tax benefits for stock options which were previously accounted for under APB 25.  The original deferred tax assets related to the $1.3 million were recorded in past years.  As the related options were exercised, the benefit and related valuation allowance were recorded.  In accordance with SFAS 109, paragraphs 36e and 143 (ASC 740-20-45-11(c) and (d)), excess tax benefits related to employee stock options are recorded to shareholders’ equity.  In addition, SFAS 109, paragraph 26 (ASC 740-10-45-20) requires that changes in valuation allowance related to items described in paragraph 36e (ASC 740-20-45-11(d)) to be charged to shareholders’ equity.  As disclosed in Note 5 of the financial statements in the 10-K, the Company disclosed that “$0.1 million of net operating loss relates to excess tax deductions for stock compensation accounted for under SFAS 123R” and the “benefit for this net operating loss will be recorded to additional paid in capital in the period the loss is utilized,” which is in accordance with footnote 82 of paragraph A94 of SFAS 123R (ASC 718-20-55-20 and 21).

16.
 During the fiscal year ended June 30, 2009, you evaluated the need for a valuation allowance on your deferred tax asset balances.  Based on that evaluation, you determined it was more likely than not that you would realize these deferred tax assets and, as such, the valuation allowance was reduced to zero.  Please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize these deferred tax assets.  In this regard, please consider each of the following points in your disclosures:

•
Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how the evidence led you to determine it was not appropriate to record a valuation allowance on these deferred income tax assets.  You should consider discussing the significant estimates and assumptions used in your analysis;

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income;
•
Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets; and

•	Please disclose the amount of pre-tax income that you need to generate to realize these deferred tax assets.
Please show us in your supplemental response what the revisions will look like.

Company Response:

The Company evaluates the need for a valuation allowance each quarter.  During the second quarter of fiscal 2009, as disclosed in Note 5 to the financial statements included in Form 10-Q for the period ended December 31, 2008, the Company evaluated such allowance.  On February 2, 2009, subsequent to the quarter ended December 31, 2008 and prior to the release of the consolidated financial statements included in Form 10-Q, the Company announced that it had been awarded a contract (the “U.S. Government Contract”) to provide its Sharps®MWMS™ to an agency of the United States Government. The disclosure of this event was included on Form 8-K and disclosed in the second quarter Form 10-Q (December 31, 2008).  The total contract was valued at approximately $40 million and was expected to be recognized over a five year period.  The Company had received an initial purchase order for $28.5 million which represented product and services to be provided during the first contract year.  The following four option years represent payment for program maintenance.  The Company estimated, at such time, that it would recognize revenue on the U.S. Government Contract as follows:

Fiscal Year Ending	Amount
2009	$6,000,000
2010	23,000,000
2011	3,000,000
2012	3,000,000
2013	3,000,000
2014	2,000,000
Total	$40,000,000

All of the aforementioned information was disclosed in Form 10-Q for the period ended December 31, 2008 and served as the primary basis for the Company’s decision to release the valuation allowance at that time.

As a result of the signing of the government contract and receipt of the first purchase order, the Company performed an analysis whereby it estimated the taxable income as a result of this contract (see above).  Based on this estimate, the Company anticipated taxable income for the third and fourth quarter of fiscal year 2009 and for the full fiscal year ending 2010.  As a result of this estimated taxable income, the Company expected to fully utilize these NOL carry forwards by the end of the fiscal year ending 2010.  As such, the Company determined it was appropriate to release the entire valuation allowance during the second quarter of fiscal 2009.

As of June 30, 2009, the Company had a net deferred tax asset of approximately $2.1 million for which there was no valuation allowance due to the aforementioned $40 million contract and the related taxable net income anticipated by the Company as a result of this contract.  Based on the procurement of this contract alone, the Company was able to anticipate it would be able to fully utilize all prior NOLs and thus no valuation allowance would be necessary.  Subsequent performance of the Company through December 31, 2009 has proven that the Company’s estimates were accurate as all NOLs have been utilized through such date.  Accordingly, the Company believes it has provided adequate disclosure with respect to the release of the valuation allowance and realizability of its deferred tax assets and liabilities.

Prior to the execution of the U.S. Government Contract, although the Company was beginning to generate positive earnings in certain quarters, there was no consistent and predictable trend of positive earnings such that the Company could have made a determination to release a portion of its valuation allowance.  Prior to the U.S.

Government Contract the Company did not have significant amounts of exclusive / long term contracts with its customers.  The loss of a significant customer or change in ordering pattern prior of these customers would have ultimately put the Company in a net loss position.  Therefore, once the government contract came to fruition and the significant purchase order was received, the Company was able to make a determination that future positive income would be sufficient to utilize all prior NOLs.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

17.	Please address the above comments in your interim filing as well.

Company Response:

Please refer to responses provided above, which the Company has requested to be considered prospectively.

Note 4- Recently Issued Accounting Standards, page 6

18.
In October 2009, the FASB Emerging Issue Task Force issued new accounting guidance related to multiple-deliverable arrangements, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services “deliverables” separately rather than as a combined unit.  You will be required to adopt this standard in the first quarter of fiscal year 2011.  You indicated that you are currently evaluating the requirements of the standard and whether it will have a material impact on your financial position and results of operations.  Please tell us if you have determined whether the standard will have a material impact on your financial position and results of operations.  In addition, we remind you of the additional disclosures called for by SAB Topic 11: M in regards to the expected impact of recently issued accounting standards.

Company Response:

The Company is still in the process of evaluating the requirements of the FASB Emerging Issue Task Force’s new accounting guidance related to multiple-deliverable revenue arrangements.  The Company plans to report whether the requirements of the new  standard will have a material impact on the Company’s financial statements no later than with the filing of the June 30, 2010 Form 10-K.

DEFINITIVE PROXY STATEMENT IN SCHEDULE 14A FILED OCTOBER 23, 2009

Election of Directors, page 9

Nominees, page 9

19.	We note the statement in the fourth paragraph that the company reserved the right to designate and vote for substitute nominees in the event the other nominees become unable or unwilling to serve.  Please either revise to remove this statement or advise as to why you believe you are permitted to use proxies for the election of other unnamed nominees to be designated by you at a later date.  Please refer to Rule 14a-4(d)(l) under the Exchange Act.

Company Response:

Below, please find the revision of the fourth paragraph under the section entitled “Election of Directors – Nominees”.  The Company proposes to change this language beginning with the 2010 Definitive Proxy Statement on Schedule 14A.

Unless otherwise indicated on any duly executed and dated proxy, the persons named in the enclosed proxy intend to vote the shares that it represents for the election of the nominees listed in the table above for the term specified. The Board of Directors anticipates that the listed nominees will be able and willing to serve, but if any nominee becomes unable or unwilling to serve, the proxy holders may vote such shares at their discretion for a substitute nominee designated by the Board of Directors.

Director Compensation, page 17

20.	Please include a total column in your director compensation table. See Item 402(r)(l) of Regulation S-K.

Company Response:

Below, please find the revision of the director compensation table. The Company proposes to change the director compensation table beginning with the 2010 Definitive Proxy Statement on Schedule 14A.

DIRECTOR COMPENSATION

The following table provides information about compensation earned for the fiscal year ended June 30, 2009 by non-employee members of the Board of Directors.

Name	Fees Earned or Paid in Cash	Restricted Stock Grants ($) (1)		Total Compensation
Ramsay Gillman	$18,000	$23,125	(2)	$41,125
John W. Dalton	$14,000	$12,835	(3)	$26,835
John R. Grow	$8,000	$24,375	(4)	$32,375
Parris H. Holmes	$18,000	$24,375	(4)	$42,375
F. Gardner Parker	$18,000	$25,625	(5)	$43,625
Dr. Philip Zerrillo	$18,000	$31,250	(6)	$49,250

Notes:
(1)
As required by SEC rules, amounts in this column represent the stock-based compensation expense required by SFAS 123R which was included (disclosed) in the Company’s financial statements, exclusive of the effect of forfeitures (“Stock Expense”).

(2)	Represents Stock Expense associated with 9,250 restricted shares granted on June 9 2008.
(3)	Represents Stock Expense associated with 6,938 restricted shares granted on December 1, 2008.
(4)	Represents Stock Expense associated with 9,750 restricted shares granted on June 9, 2008.
(5)	Represents Stock Expense associated with 10,250 restricted shares granted on June 9, 2008

(6)	Represents Stock Expense associated with 12,500 restricted shares granted on June 9, 2008.

Executive Compensation, page 19

Outstanding Equity Awards at Fiscal Year-End, page 20

21.	Please disclose by footnote the vesting dates applicable to each unvested equity award set forth in your outstanding equity award table. See instruction 1 to Item 402(p)(2) of Regulation S-K.

Company Response:

Below, please find the revision of the outstanding equity award table. The Company proposes to change the footnotes for the Outstanding Equity Awards table beginning with the 2010 Definitive Proxy Statement on Schedule 14A.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information about the outstanding options held by the Executive Officers as of June 30, 2009.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Burton J. Kunik	250,000	(1)	-		$0.80	5/20/2010

David P. Tusa	75,000	(2)	-		$1.12	3/12/2010
	75,000	(3)	-		$0.84	7/14/2010
	22,500	(4)	-		$1.05	7/18/2009
	100,000	(5)	-		$2.10	11/6/2015
	150,000	(6)	-		$0.95	10/11/2011
	50,000	(7)	-		$0.60	8/22/2012

Claude Dance	16,667	(8)	8,333	(9)	$3.01	12/24/2014
	25,000	(10)	50,000	(11)	$2.40	3/26/2015
	100,000	(12)	-		$2.10	11/6/2015

Khairan "A" Aladwani	8,333	(13)	16,667	(14)	$2.80	6/23/2015

Notes:
(1)	Represents the vested portion of the option to purchase 250,000 shares granted to Dr Kunik on 5/20/2003. This option expires on 5/20/2010.
(2)	Represents the vested portion of the option to purchase 75,000 shares granted to Mr. Tusa on 3/12/2003. This option expires on 3/12/2010.
(3)	Represents the vested portion of the option to purchase 75,000 shares granted to Mr. Tusa on 7/14/2003. This option expires on 7/14/2010.

(4)	Represents the vested portion of the option to purchase 22,500 shares granted to Mr. Tusa on 7/18/2002. This option expires on 7/18/2009.
(5)	Represents the vested portion of the option to purchase 100,000 shares granted to Mr. Tusa on 11/6/2008. This option expires on 11/6/2015.
(6)	Represents the vested portion of the option to purchase 150,000 shares granted to Mr. Tusa on 10/8/2004. This option expires on 10/8/2011.
(7)	Represents the vested portion of the option to purchase 50,000 shares granted to Mr. Tusa on 8/22/2005. This option expires on 8/22/2012.
(8)	Represents the vested portion of the option to purchase 25,000 shares granted to Mr. Dance on 12/24/2007. This option expires 12/24/2014.
(9)	Represents the unvested portion of the option to purchase 25,000 shares granted to Mr. Dance on 12/24/2007. The option to purchase 8,333 vests on 12/24/2010. This option expires 12/24/2014.
(10)	Represents the vested portion of the option to purchase 75,000 shares granted to Mr. Dance on 3/26/2008. This option expires 3/26/2015.
(11)
Represents the unvested portion of the option to purchase 75,000 shares granted to Mr. Dance on 3/26/2008.  The option to purchase 25,000 shares vest on March 26, 2010 and the option to purchase 25,000 shares vest on March 26, 2011.  This option expires 3/26/2015.

(12)	Represents the vested portion of the option to purchase 100,000 shares granted to Mr. Dance on 11/6/2008. This option is fully vested and expires on 11/6/2015.
(13)	Represents the vested portion of the option to purchase 25,000 shares granted to Mr. Aladwani on 6/23/2008. This option expires 6/23/2015.
(14)
Represents the unvested portion of the option to purchase 25,000 shares granted to Mr. Aladwani on 6/23/2008.  The option to purchase 8,333 shares vest on June 23, 2010 and the option to purchase 8,334 shares vest on June 23, 2011.  This option expires 6/23/2015.

Please feel free to contact me at 713-660-3514 should you have questions or require additional information.

Sincerely,

David P. Tusa
Executive Vice President and Chief Financial Officer